Exhibit 12

Cigna Corporation

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended
	March 31,

(Dollars in millions)	2018	2017
Income before income taxes	$1,218	$890
Adjustments
(Income) Loss from equity investees, net of distributions	(18)	5
(Income) Loss attributable to noncontrolling interests	(2)	5
Income before income taxes, as adjusted	$1,198	$900
Fixed charges included in income
Interest expense	$59	$62
Interest portion of rental expense	14	13
Total fixed charges included in income	$73	$75
Income available for fixed charges	$1,271	$975
RATIO OF EARNINGS TO FIXED CHARGES:	17.4	13.0